FILED PURSUANT TO
RULE 424(b)(3)
FILE NO: 333-108780

HINES REAL ESTATE INVESTMENT TRUST, INC.
SUPPLEMENT NO. 3 DATED OCTOBER 20, 2004
TO THE PROSPECTUS DATED JUNE 18, 2004

     This prospectus supplement (this “Supplement”) is part of, and should be read in conjunction with, the prospectus of Hines Real Estate Investment Trust, Inc. dated June 18, 2004 (the “Prospectus”), Supplement No. 1 to the Prospectus, dated September 9, 2004, and Supplement No. 2 to the Prospectus, dated September 23, 2004. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as set forth in the Prospectus.

     The purposes of this Supplement are as follows:

•	to describe the status of the offering of common shares in Hines REIT;

•	to make certain revisions to the Prospectus in connection with the registration of this offering in the State of Minnesota;

•	to describe supplemental sales literature prepared by Hines REIT; and

•	to make other minor revisions to the Prospectus.

Status of the Offering

     We will not commence real estate operations until we receive and accept gross offering proceeds of $10,000,000. As of October 19, 2004, we had received subscriptions for 413,486 common shares, representing gross offering proceeds of $4,124,170. The proceeds of such subscriptions are being held in escrow until the minimum offering described above is reached. As of October 18, 2004, 199,586,514 common shares remained available for sale to the public pursuant to the offering, exclusive of common shares available under our dividend reinvestment plan.

Revisions Requested by the State of Minnesota

     In connection with the registration of this offering in the State of Minnesota, we agreed to make the following disclosures or revisions to the Prospectus.

     (A) Summary

         Potential investors are referred to the section entitled “Management Compensation, Expense Reimbursements and Operating Partnership Participation Interest — General” on page 3 of the Prospectus for a summary of the fees, expense reimbursements and other compensation we will pay to the Advisor, Hines and other affiliates of Hines in connection with our offering.

     (B) Estimated Use of Proceeds

         The following is hereby added to the end of the “Estimated Use of Proceeds” section on page 37 of the Prospectus:

“The purpose of this table is to show the amount available for investment assuming we sell the maximum of 200,000,000 shares at $10.00 per share and we issue no shares pursuant to our dividend reinvestment program.

	Maximum Offering
	200,000,000 Shares (1)
	Amount		Percentage
GROSS PROCEEDS	$2,000,000,000		100%
Less Expenses
Selling Commissions (2)	$120,000,000		6.0%
Dealer Manager Fees (3)	$44,000,000		2.2%
Organization and Offering Costs (4)	$43,887,500		2.2%

Total Expenses	$207,887,500		10.4%

NET PROCEEDS AVAILABLE FOR INVESTMENT	$1,792,112,500		89.6%
Less:
Initial Investment in the Core Fund	$25,000,000	(5)	1.3%
Acquisition Fee on Initial Investment in the Core Fund (6) (7)	$282,614		0.0%
Acquisition Fees on Investments Other than Initial Investment in the Core Fund (6) (7)	$8,790,198		0.4%
Third-Party Acquisition Expenses (7) (8)	$7,232,159		0.4%

REMAINING PROCEEDS AVAILABLE FOR INVESTMENT	$1,750,807,529		87.5%

Working Capital Reserve	$0		0.0%

(1)	Assumes we sell the maximum of 200,000,000 shares at $10.00 per share and issue no shares relating to our dividend reinvestment plan.

(2)	We will pay the Dealer Manager sales commissions of up to 6.0% for sales of our shares to the public. All of these commissions will be reallowed to participating broker-dealers. The commission may be reduced for volume discounts or waived as further described in the “Plan of Distribution” section of this prospectus; however, for purposes of this table we have not assumed any such discounts.

(3)	We will pay the Dealer Manager a dealer manager fee of up to 2.2% of gross offering proceeds for shares sold to the public, a portion of which may be reallowed to participating broker-dealers as marketing fees, to reimburse representatives of such broker-dealers the costs and expenses of attending our educational conferences or to defray other distribution-related expenses.

(4)	We will reimburse the Advisor for organization and offering expenses incurred by the Advisor, the Dealer Manager or their affiliates consisting of actual legal, accounting, printing, marketing and other accountable offering-related expenses, other than selling commissions and the dealer manager fee. Organization and offering expenses may include, but are not limited to: (i) amounts to reimburse the Advisor for all marketing related costs and expenses such as salaries and direct expenses of our Advisor’s employees or employees of the Advisor’s affiliates in connection with registering and marketing of our shares; (ii) salaries and direct expenses of employees of our Dealer Manager while preparing for the offering and marketing of our shares and in connection with their wholesaling activities; (iii) travel and entertainment expenses associated with the offering and marketing of our shares; (iv) facilities and technology costs and other costs and expenses associated with the offering and to facilitate the marketing of our shares; (v) costs and expenses of conducting our educational conferences and seminars; (vi) costs and expenses of attending broker-dealer sponsored conferences; and (vii) payment reimbursement of bona fide due diligence expenses. Our Advisor will be responsible for the payment of organization and offering expenses, other than selling commissions and the dealer manager fee, to the extent they exceed 3.0% of aggregate gross offering proceeds.

(5)	Reflects the proceeds raised in this offering which the Company will invest in the Core Fund. To fulfill our commitment to invest $35,000,000 in the Core Fund, the Company will also invest the net proceeds from the $10,000,000 HREH will contribute to the Operating Partnership in the Core Fund.

(6)	We will pay the Advisor an acquisition fee of 0.50% of (i) the purchase price of real estate investments we acquire directly, including any debt attributable to such investments, or (ii) when we make an investment indirectly through another entity, such investment’s pro rata share of the gross asset value of real estate investments held by that entity, for services provided by the Advisor in connection with the identification, evaluation and acquisition of such investments. For purposes of this table we have assumed that (i) we will not use debt when making real estate investments other than our initial investment in the Core Fund, and (ii) when we make our initial investment in the Core Fund, the approximate gross asset value of the Core Fund’s real estate investments will be equal to the total of the gross purchase price paid by the Core Fund at the time of its acquisition of such investments, and our pro rata share of the Core Fund’s total equity will be determined as the amount of our investment as a percentage of the book value of the Core Fund’s cumulative net capital contributions immediately following the Core Fund’s most recent property acquisition. In the event we raise the maximum $2,000,000,000 pursuant to this offering, excluding proceeds from sales of shares pursuant to our dividend reinvestment plan, and all of our real estate investments other than our initial investment in the Core Fund are 50% leveraged at the time we acquire them, the total acquisition fees payable will be $17,863,011, or approximately 0.89% of gross proceeds. Some of these fees may be payable out of the proceeds of such borrowings.

(7)	The acquisition fees and acquisition expenses incurred in connection with the purchase of real estate investments will not exceed an amount equal to 6.0% of the contract purchase price of the investment unless a majority of our directors (including a majority of our independent directors) not otherwise interested in the transaction approve such fees and expenses in excess of this limit. Tenant construction management fees and re-development construction management fees will be included in the definition of acquisition fees or acquisition expenses for this purpose to the extent that they are paid in connection with the acquisition, development or redevelopment of a property. If any such fees are paid in connection with a portion of leased property at the request of a tenant, or in conjunction with a new lease or lease renewal, such fees will be treated as ongoing operating costs of the property, similar to leasing commissions.

(8)	Acquisition expenses include customary third-party acquisition expenses which are typically included in the gross purchase price of the real estate investments we acquire or are paid by us in connection with such acquisitions. These third-party acquisition expenses include legal, accounting, consulting, appraisals, engineering, due diligence, option payments, title insurance and other expenses relating to potential acquisitions regardless of whether the property is actually acquired. For purposes of this table we have assumed that we will not use debt when making real estate investments.”

     (C) Management Compensation, Expense Reimbursements and Operating Partnership Participation Interest

         (1) The following is added to the second column of the table contained at “Summary — Management Compensation, Expense Reimbursements and Operating Partnership Participation Interest” on page 3 of the Prospectus, after the second paragraph under the caption “Operational Stage”:

“In connection with both the asset management fee and the corresponding increase in the Participation Interest, the percentage itself on an annual basis would equal 0.75%, or 1.5% on a combined basis. However, because each of the cash fee and the Participation Interest increase is calculated monthly, and the net equity capital we have invested in real estate investments may change on a monthly basis, we cannot accurately determine or calculate the amount or the value (in either dollars or percentage) of either of these items on an annual basis.”

     Likewise, the following is added to the second column of the table contained at “Management Compensation, Expense Reimbursements and Operating Partnership Participation Interest — General” on page 63 of the Prospectus, after the second paragraph under the caption “Operational Stage”:

“In connection with both the asset management fee and the corresponding increase in the Participation Interest, the percentage itself on an annual basis would equal 0.75%, or 1.5% on a combined basis. However, because each of the cash fee and the Participation Interest increase is calculated monthly, and the net equity capital we have invested in real estate investments may change on a monthly basis, we cannot accurately determine or calculate the amount or value (in either dollars or percentage) of either of these items on an annual basis.”

         (2) The following language is added to footnote (7) of the table located in “Summary — Management Compensation, Expense Reimbursements and Operating Partnership Participation Interest” on page 5 of the Prospectus;

“Tenant construction management fees and re-development construction management fees will be included in the definition of acquisition fees or acquisition expenses for this purpose to the extent that they are paid in connection with the acquisition, development or redevelopment of a property. If any such fees are paid in connection with a portion of a leased property at the request of a tenant or in conjunction with a new lease or lease renewal, such fees will be treated as ongoing operating costs of the property, similar to leasing commissions.”

     Likewise, this same language is added to footnote (7) of the table located in (i) “Estimated Use of Proceeds” on page 37 of the Prospectus, and (ii) “Management Compensation, Expense Reimbursements and Operating Partnership Participation Interest — General” on page 65 of the Prospectus:

         (3) The following sentence is added to the first paragraph of the “Management Compensation, Expense Reimbursements and Operating Partnership Participation Interest — General” section on page 63 of the Prospectus:

“We pay our independent directors an annual fee of $30,000, a fee of $2,000 for each board or committee meeting attended and a fee of $500 for each conference call they participate on pursuant to our request. Independent directors also receive shares under our Employee and Director Incentive Share Plan. We reimburse our directors for out-of-pocket expenses incurred in connection with attendance at board or committee meetings.” Please see “Management — Compensation of Directors.”

         (4) The following sentence is added to the last paragraph of the “Management Compensation, Expense Reimbursements and Operating Partnership Participation Interest — General” section on page 66 of the Prospectus:

“The fees, compensation, income, expense reimbursements, interests and other payments payable to Hines and its affiliates will not increase during this offering from those described above.”

Supplemental Sales Material

     In addition to the prospectus, as supplemented, we prepared and are using supplemental sales material in connection with the offering of our shares. The supplemental sales material does not contain all of the information material to an investment decision and should only be reviewed after reading the prospectus. In some states, the use of supplemental sales material may not be permitted.

     The following is a brief description of the supplemental sales material prepared by us and currently used in permitted jurisdictions:

•	The Hines Real Estate Investment Trust Brochure which briefly summarizes: (i) information about risks and suitability investors should consider before investing in us; (ii) the real estate experience and organization of our sponsor; (iii) certain of our objectives and strategies; (iv) our investment philosophy; (v) certain terms of the offering; and (vi) our board of directors.

•	The Hines Real Estate Investment Trust Property Gallery which briefly summarizes (i) information about risks and suitability investors should consider before investing in us; (ii) objectives and strategies relating to our selection of assets; and (iii) certain properties in which the Core Fund holds an interest.

Other Revisions

     (A) The third sentence of the second paragraph under the caption “The Subscription Process” on page 136 of the Prospectus is revised by adding the phrase “If allowed by your broker dealer” at the beginning of the sentence. As revised, the sentence now reads: “If allowed by your broker dealer, in the subscription agreement you have the option of choosing to authorize us to make available on our web site at www.HinesREIT.com any prospectus amendments or supplements, as well as any quarterly reports, annual reports, proxy statements or other reports required to be delivered to you, and to notify you via email when such reports are available electronically.”

     (B) Similarly, the same clause is added to the beginning of the third paragraph under the caption “Reports to Shareholders” on page 164 of the Prospectus. As revised, the sentence now reads: “If allowed by your broker dealer, in the subscription agreement you may choose to authorize us to make available on our web site at www.HinesREIT.com our quarterly and annual reports and any other reports required to be delivered to you, and to notify you via email when such reports are available.”

     (C) The following sentences are added to the end of the first paragraph under the caption “The Subscription Process — Minimum Offering” on page 137 of the Prospectus:

“Interest and other income earned on funds held in the escrow account will be allocated among subscribers on the basis of the respective amounts of their subscriptions and the number of days that such amounts were on deposit. If we complete the minimum offering, such interest or income will be paid to subscribers promptly after the termination of the escrow account and distribution of subscription proceeds to us.”

     (D) The following sentence is added to the end of the fourth paragraph under the caption “The Subscription Process — Automatic Investment Program” on page 139 of the Prospectus:

“In the event your broker-dealer does not offer automatic investment programs to its clients, your subscription agreement may be revised to remove the option to participate in this program through that particular account.”

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